UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-40397

FLORA GROWTH CORP.
(Exact name of registrant as specified in its charter)

3406 SW 26th Terrace, Suite C-1

Fort Lauderdale, FL 33132

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ◻ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisition of Franchise Global Health Inc.

On December 23, 2022, Flora Growth Corp., a corporation organized under the laws of the Province of Ontario (“Flora” or the “Company”), completed its previously reported acquisition of all the issued and outstanding common shares (the “Franchise Common Shares”) of Franchise Global Health Inc., a corporation existing under the laws of the Province of British Columbia (“Franchise”) by way of a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) pursuant to that certain Arrangement Agreement, dated October 21, 2022, by and between Flora and Franchise. Franchise, through its wholly-owned subsidiaries, is a multi-national operator in the medical cannabis and pharmaceutical industry with principal operations in Germany.

Pursuant to the Arrangement Agreement, at completion of the Arrangement, Flora acquired the Franchise Common Shares in exchange for 43,525,951 of Flora’s common shares, no par value (the “Flora Shares”). The issuance of the Flora Shares in exchange for the Franchise Common Shares was, subject to applicable securities laws, exempt from the registration requirements of (i) the Securities Act of 1933, as amended, pursuant to the exemption provided by Section 3(a)(10) thereof and (ii) applicable U.S. state securities laws. Notwithstanding the foregoing, in accordance with the terms set forth in the Arrangement Agreement, all Flora Shares delivered to the former shareholders of Franchise bear a restrictive legend and may not be sold for a period of ninety (90) days following the closing of the Arrangement.

The foregoing description of the Arrangement Agreement is only a summary and is qualified in its entirety by reference to the complete text of the Arrangement Agreement, which the Company previously filed as Exhibit 99.1 to its Report on Form 6-K filed with the Securities and Exchange Commission on October 24, 2022.

The Company issued a press release announcing the closing of the acquisition of Franchise, which has been furnished as Exhibit 99.1 hereto.

Increase in Size of Board of Directors; Appointment of New Directors and Officers

Effective December 23, 2022 and in connection with the Arrangement, the Company expanded the size of its board of directors (the “Board”) from seven to nine directors. Effective December 23, 2022 and in connection with the Arrangement, the Board appointed Clifford Starke and Edward Woo as directors of the Company to fill the two vacancies created by the increase in size of the Board. The Board determined that Mr. Woo meets the definition of “independent director” under applicable Nasdaq Stock Market rules.

In addition, on December 23, 2022, the Company entered into (i) a consulting agreement with Clifford Starke to serve as President of the Company and (ii) an employment agreement with Dany Vaiman to serve as Senior VP Finance of the Company. The form of Mr. Starke’s agreement is filed as Exhibit 99.1 hereto and the form of Mr. Vaiman’s agreement was previously filed as Exhibit 99.10 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on October 24, 2022.

Clifford Starke, age 39, will serve as the Company’s President. From February 2022 through the closing of the Arrangement, he served as the Executive Chairman and Chief Executive Officer of Franchise. Since May 2018, Mr. Starke has served as the Chairman of Hampstead Private Capital Ltd., a Bermuda based merchant bank investing in small to mid-cap, high growth companies in various sectors and primarily focused in the medical cannabis industry. Mr. Starke has over 15 years of investing and public markets experience and, over the last seven years, has acted as a financier, investor and operator of cannabis companies. Mr. Starke holds a Bachelor of Arts degree in History from Queen's University.

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Edward Woo, age 44, will serve as a member of the Company’s Board of Directors. From August 2021 through the closing of the Arrangement, he served as the President and Chief Operating Officer of Franchise. Mr. Woo is a seasoned business executive with extensive experience in the consumer-packaged goods industry. Over the past 20 years, Mr. Woo focused his efforts on the tobacco industry in the areas of sales, trade marketing, business strategy, political mobilization and government affairs. As a former executive at Rothmans Benson & Hedges Inc. and Philip Morris International, Mr. Woo held several leadership roles which included serving as Head of Regulatory & External Affairs at the Global Headquarters in Lausanne, Switzerland (2016 through 2021) and as Regional Communications Director Latin America and Canada (from 2013 through 2016). Mr. Woo has extensive global experience and strong ties to the European markets and worked closely with over 30 markets in Europe, Middle East, Asia and Latin America on the rollout of Philip Morris’ revolutionary IQOS product, with a particular focus on execution, supply chain, regulation and stakeholder engagement. Mr. Woo holds a BA in Economics from the University of Western Ontario.

Dany Vaiman, age 39, will serve as the Company’s Senior VP of Finance. From February 2022 through the closing of the Arrangement, he served as the Chief Financial Officer of Franchise. Prior to that, Mr. Vaiman served as Corporate Controller (from July 2018 to July 2021) and as Assistant Controller (from June 2016 to June 2018) of Torex Gold Resources Inc.- a leading intermediate gold producer listed on the TSX. For seven years, Mr. Vaiman was with Ernst & Young’s Toronto Audit Group, specializing in publicly listed TSX and SEC clients. Mr. Vaiman is a Chartered Professional Accountant (CPA) and Chartered Accountant (CA) in Ontario, a Certified Public Accountant (CPA) in Illinois, and holds a Bachelor of Business Administration (Honours) from the Schulich School of Business.

Other than as described in this Report on Form 6-K, there are no arrangements or understandings between Mr. Starke or Mr. Woo and any other person pursuant to which Mr. Starke and Mr. Woo were appointed as directors of the Company. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Woo had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

Resignation of Chief Strategy Officer

Effective December 16, 2022, James Choe, the Company’s Chief Strategy Officer, resigned from his position with the Company. Mr. Choe’s resignation was not as a result of any disagreements with the Company, the Board or the Company’s operations, policies, or practices.

Exhibit Index

Exhibit No.

99.1	Press Release issued by Flora Growth Corp. on December 27, 2022 with respect to the closing of the Franchise Acquisition.

99.2	Form of Consulting Agreement between the Company and Clifford Starke.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

Date: December 27, 2022	By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

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